Exhibit 99.3

NEWSTRIKE BRANDS LTD.

and

HEXO CORP.

and

TSX TRUST COMPANY

SUPPLEMENTAL WARRANT INDENTURE

As of May 24, 2019

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of May 24, 2019

AMONG:

NEWSTRIKE BRANDS LTD.,

a corporation existing under the laws of Ontario

(hereinafter called “Newstrike”)

AND

HEXO CORP.,

a corporation existing under the laws of Ontario

(hereinafter called “HEXO”)

AND

TSX TRUST COMPANY,

a trust company existing under the laws of Ontario

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

1.

Newstrike Brands Ltd. (formerly Newstrike Resources Ltd., “Newstrike”) and the Warrant Agent executed a common share purchase warrant indenture, dated as of February 16, 2018 (the “Warrant Indenture”), a copy of which is included in Schedule “A” hereto, governing the terms of certain common share purchase warrants (the “Warrants”).

2.

On the date hereof (the “Arrangement Effective Date”), HEXO Corp. (“HEXO”) acquired all of Newstrike’s issued and outstanding common shares by way of a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Ontario) (the “Arrangement”).

3.

The Plan of Arrangement is subject to the adjustment provisions of the Warrant Indenture pursuant to Section 4.1(3) thereof and under the terms of Section 4.1(3)(c) it is a condition to the completion of the Plan of Arrangement that HEXO agree to be bound by the terms of the Warrant Indenture by executing and delivering a Supplemental Indenture acceptable to Newstrike and the parties wish to enter into this Supplemental Indenture in satisfaction thereof.

4.	The foregoing recitals are made as representations of Newstrike and HEXO, and not by the Warrant Agent.

5.

The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time.

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

(a)

This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture;

(b)

On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, ”this Warrant Indenture”, ”this indenture”, ”herein”, ”hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged;

(c)

All terms which are defined in the Warrant Indenture and are used but not defined in this Supplemental Indenture shall have the meanings ascribed to them in the Warrant Indenture as such meanings may be amended or supplemented with respect to the Warrants by this Supplemental Indenture. In the event of any inconsistency between the meaning given to a term in the Warrant Indenture and the meaning given to the same term in this Supplemental Indenture, the meaning given to the term in this Supplemental Indenture shall prevail to the extent of the inconsistency.

(d)

HEXO hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall be bound by the terms of the Warrant Indenture and shall cause Newstrike to comply with its obligations under the Warrant Indenture. In particular but without limitation, in accordance with the Plan of Arrangement and Section 4.1(3)(a) thereof, and subject to the terms of the Warrant Indenture, to the extent a Holder of Warrants has not exercised its rights of acquisition thereunder prior to the Arrangement Effective Date, shall, upon the exercise of such rights thereafter, be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of his Warrants.

(e)

In furtherance of HEXO’s covenant in Section (d) of this Supplemental Indenture above, HEXO hereby covenants, acknowledges and agrees that, as and from the Arrangement Effective Date, HEXO shall make available or cause to be made available the Common Shares in accordance with and subject to the terms of the Warrant Indenture.

(f)	For the avoidance of doubt, the Exercise Price payable in accordance with Section 3.2(1) of the Warrant Indenture shall be payable to HEXO.

(g)	From and after the Arrangement Effective Date:

(i)

“Common Shares” means 0.06332 of a fully paid and non-assessable common shares in the capital of the Corporation as such common shares are presently constituted (provided that in no event shall any fractional common share be issued and where the aggregate number of common shares to be issued to a Holder would result in such a fractional common share being issuable, then the number of such common shares to be issued to such Holder shall be rounded down to the closest whole number without any additional compensation or cost), provided that in the event of any adjustment pursuant to Article 4 of the Warrant Indenture, “Common Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Common Share” means any one of them.

(ii)

References to the Corporation in the following shall be to HEXO: Sections 1.1 (h) (“Common Shares”), (k) “Convertible Security”, (m) “Corporation’s Auditors”, (s) “Equity Shares”, (w) “Expiry Date”, (g) “Subsidiary”, and (p) “Unit”; Section 1.2 (Meaning of “Outstanding” for certain purposes); Article 4 (Adjustment of Number of Common Shares) provided that references to the Corporation in Section 4.12 (Protection of Warrant Agent) shall be to HEXO and Newstrike; and Section 6.1 (Issuance of Common Shares) third reference to Corporation only;

(iii)

Reference to “or HEXO” shall be added after each reference to the “Corporation” in Sections 2.6 (Holder not a Shareholder), 2.10 (Transferee entitled to Registration), 3.2 (Method of Exercise of Warrants) except in the case of Section 3.2(1)(ii) reference to the Corporation shall be replaced by reference to “HEXO”, 3.4(2) (effect of Exercise of Warrants), 3.4 (Partial Exercise of Warrants), 3.8(1) (Accounting and Recording) and shall include the words “as directed in writing by HEXO” added immediately after the last reference to Corporation, 3.9 (Securities Restrictions), 5.1 (Optional Purchase by the Corporation), 6.4 (Warrant Agent may perform covenants), 6.7 (Securities Qualification Requirements), 7.2 (Waiver of Default); Article 10 (Notices); Sections 11.4 (Evidence, Experts and Advisers), 11.5 (Warrant Agent may deal in Securities), 11.6 (Warrant Agent not ordinarily bound), 11.12 (Protection of Warrant Agent) and 11.17 (Force Majeure);

(iv)

Reference to “and HEXO” shall be added after each reference to the “Corporation” in Sections 6.1 (Issuance of Common Shares) fifth and sixth reference to the Corporation only, 6.4 (To perform covenants), 6.5 (Certificates of No Default) provided that in respect of HEXO such Officers’ Certificate may be an officers’ certificate of an officer of HEXO, 6.6 (Solicitation of Warrant Exercise); Article 8(Supplemental Indentures and Successor Corporations), Sections 9.10 (Corporation and Warrant Agent may be represented), 9.11 (Powers Exercisable by Extraordinary Resolution), 11.1 (Warrant Indenture Legislation) provided the Warrant Agent also represents to the Corporation and HEXO that as of the date of the execution of this Supplemental Indenture there exists no material conflict of interest in its duties and obligations as a warrant agent under the Warrant Indenture; 11.13 (Indemnification of Warrant Agent) and 11.16 (Privacy Laws);

(v)	Section 6.1 (e) to (i) (Issuance of Common Shares) are deleted and replaced in their entirety with the following:

(e)	it will engage in cannabis-related activities in Canada in accordance with the Cannabis Act (Canada) and all other applicable laws in Canada;

(f)

to the extent it invests or engages (directly or indirectly) in any business or activity that is focused on serving the cannabis market in jurisdictions other than Canada, they will do so in accordance with all applicable laws in the relevant jurisdiction.; and

(g)

it does not and will not specifically target or derive (or reasonably expect to derive) revenues or funds from any of the activities described in Section 6.1(f), above, unless and until such time that any such activities become legal under all applicable laws in the relevant jurisdiction.

(vi)	HEXO shall not have any responsibility or liability for any matter for which the liability of the Corporation does not have liability or responsibility under the Warrant Indenture;

(vii)	Notices to the Corporation or HEXO pursuant to Section 10.1(1) shall be delivered to Newstrike care of / HEXO, respectively at:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention: General Counsel

Email: roch.vaillancourt@hexo.com

with a copy which shall not constitute notice to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention: Amar Leclair-Ghosh/Eric Reither

Email:	amar.leclair-ghosh@nortonrosefulbrignht.com /

eric.reither@nortonrosefulbright.com

Facsimile: 416.216.3930

(h)

In connection with Section 11.18 of the Warrant Indenture, HEXO represents and warrants that the common shares in the capital of HEXO are listed on the NYSE American LLC under the trading symbol “HEXO” and HEXO has filed a registration statement in respect of its common shares with the SEC.

(i)

Notwithstanding anything in the Indenture, Newstrike, HEXO and the Warrant Agent hereby confirm that no Warrants shall be issued following the Arrangement Effective Date without the prior written consent of HEXO.

(j)

This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns.

(k)

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Indenture.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

NEWSTRIKE BRANDS LTD.

By:	(signed) “Peter Hwang”
Authorized Signing Officer

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Authorized Signing Officer

TSX TRUST COMPANY

By:	(signed) “Michael Rosenberg”
Authorized Signing Officer

By:	(signed) “Donald Crawford”
Authorized Signing Officer

SCHEDULE “A”

INDENTURE

See attached.

NEWSTRIKE RESOURCES LTD.

and

TSX TRUST COMPANY

WARRANT INDENTURE

Providing for the Issue of up to 73,883,590 Warrants

Dated as of February 16, 2018

ii

4.9	CERTIFICATE OF ADJUSTMENT	28
4.10	NOTICE OF SPECIAL MATTERS	28
4.11	NO ACTION AFTER NOTICE	29
4.12	PROTECTION OF WARRANT AGENT	29
4.13	ADJUSTMENTS CUMULATIVE	29

ARTICLE 5 PURCHASES BY THE CORPORATION		30
5.1	OPTIONAL PURCHASE BY THE CORPORATION	30

ARTICLE 6 COVENANTS OF THE CORPORATION		30
6.1	ISSUANCE OF COMMON SHARES	30
6.2	TO PAY WARRANT AGENT REMUNERATION AND EXPENSES	31
6.3	TO PERFORM COVENANTS	31
6.4	WARRANT AGENT MAY PERFORM COVENANTS	32
6.5	CERTIFICATES OF NO DEFAULT	32
6.6	SOLICITATION OF WARRANT EXERCISE	32
6.7	SECURITIES QUALIFICATION REQUIREMENTS	32

ARTICLE 7 ENFORCEMENT		32
7.1	SUITS BY HOLDERS OF WARRANTS	32
7.2	WAIVER OF DEFAULT	33

ARTICLE 8 SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS		33
8.1	PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES	33
8.2	CERTAIN REQUIREMENTS	34
8.3	VESTING OF POWERS IN SUCCESSOR	34

ARTICLE 9 MEETINGS OF HOLDERS OF WARRANTS		35
9.1	RIGHT TO CONVENE MEETING	35
9.2	NOTICE OF MEETINGS	35
9.3	CHAIRMAN	35
9.4	QUORUM	35
9.5	POWER TO ADJOURN	35
9.6	SHOW OF HANDS	36
9.7	POLL	36
9.8	VOTING	36
9.9	REGULATIONS	36
9.10	CORPORATION AND WARRANT AGENT MAY BE REPRESENTED	37
9.11	POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION	37
9.12	MEANING OF “EXTRAORDINARY RESOLUTION”	38
9.13	POWERS CUMULATIVE	38
9.14	MINUTES	39
9.15	INSTRUMENTS IN WRITING	39
9.16	BINDING EFFECT OF RESOLUTIONS	39

ARTICLE 10 NOTICES		39
10.1	NOTICE TO THE CORPORATION AND THE WARRANT AGENT	39
10.2	NOTICE TO HOLDERS OF WARRANTS	40
10.3	MAIL SERVICE INFORMATION	40

ARTICLE 11 CONCERNING THE WARRANT AGENT		41
11.1	WARRANT INDENTURE LEGISLATION	41
11.2	NO CONFLICT OF INTEREST	41
11.3	REPLACEMENT OF WARRANT AGENT	41
11.4	EVIDENCE, EXPERTS AND ADVISERS	42
11.5	WARRANT AGENT MAY DEAL IN SECURITIES	43
11.6	WARRANT AGENT NOT ORDINARILY BOUND	43

iii

11.7	WARRANT AGENT NOT REQUIRED TO GIVE SECURITY	43
11.8	WARRANT AGENT NOT REQUIRED TO GIVE NOTICE OF DEFAULT	43
11.9	ACCEPTANCE OF APPOINTMENT	43
11.10	DUTIES OF WARRANT AGENT	43
11.11	ACTIONS BY WARRANT AGENT	44
11.12	PROTECTION OF WARRANT AGENT	44
11.13	INDEMNIFICATION OF THE WARRANT AGENT	45
11.14	THIRD PARTY INTERESTS	45
11.15	NOT BOUND TO ACT	45
11.16	PRIVACY LAWS	46
11.17	FORCE MAJEURE	46
11.18	SECURITIES AND EXCHANGE COMMISSION CERTIFICATION	46

ARTICLE 12 GENERAL PROVISIONS		46
12.1	EXECUTION	46
12.2	FORMAL DATE	46
12.3	SATISFACTION AND DISCHARGE OF INDENTURE	47
12.4	PROVISIONS OF INDENTURE AND WARRANTS FOR THE SOLE BENEFIT OF PARTIES AND HOLDERS	47

SCHEDULES

Schedule “A” – Form of Warrant Certificate

Schedule “B” – Form of Declaration for Removal of Legend

WARRANT INDENTURE

THIS INDENTURE made as of February 16, 2018,

BETWEEN:

NEWSTRIKE RESOURCES LTD., a company incorporated under the laws of Ontario (the “Corporation”)

AND

TSX TRUST COMPANY, a company incorporated under the laws of Ontario (the “Warrant Agent”)

WHEREAS:

A.	All capitalized terms used in these recitals have the meanings ascribed to them in Section 1.1 below;

B.

The Corporation proposes to complete a short form prospectus offering pursuant to which it will issue up to 73,883,590 Units (inclusive of up to 4,182,090 Units to be issued upon exercise of certain broker warrants), each Unit consisting of one Common Share and one Warrant, all as further set forth in the Underwriting Agreement (the “Offering”);

C.

Each Warrant shall entitle the Holder thereof to receive, upon payment of the Exercise Price, and subject to adjustment and penalties in certain circumstances, one Common Share at any time prior to the Expiry Time upon the terms and conditions herein set forth;

D.	The Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

E.

All things necessary have been done and performed to make the Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

F.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent; and

G.	the Warrant Agent has agreed to act as the warrant agent in respect of the Warrants on behalf of the Holders on the terms and conditions herein set forth;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	DEFINITIONS

In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

(a)

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.3 are entered in the register of holders of Warrants, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(b)	“Beneficial Owner” means a Person that has the beneficial ownership interest in a Warrant that is represented by a Global Certificate;

(c)	“Book Entry Only Participant” means an institution that participates directly or indirectly in the Depository’s book entry registration system for the Warrants;

(d)	“Business Day” means any day (other than a Saturday, Sunday or statutory holiday) on which the principal transfer office of the Warrant Agent in Toronto, Ontario is open for business;

(e)	“Capital Reorganization” has the meaning ascribed thereto in Subsection 4.1(3);

(f)

“CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

(g)	“Certificated Warrant” means a Warrant evidenced by a writing or writings substantially in the form of Schedule “A”, attached hereto;

(h)

“Common Shares” means the fully paid and non-assessable common shares in the capital of the Corporation as such common shares are presently constituted, provided that in the event of any adjustment pursuant to Article 4 hereof, “Common Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Common Share” means any one of them;

(i)	“Common Share Reorganization” has the meaning ascribed thereto in Subsection 4.1(1);

(j)	“Confirmation” has the meaning ascribed thereto in Subsection 3.2(5);

(k)

“Convertible Security” means a security of the Corporation (other than the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(l)	“Corporation” means Newstrike Resources Ltd. and includes any Successor Corporation to or of Newstrike Resources Ltd. which has complied with the provisions of Article 8;

(m)	“Corporation’s Auditors” means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(n)	“Current Market Price” at any date, means the volume weighted average price per Common Share at which the Common Shares have traded:

(i)	on the TSXV;

(ii)	on the TSX;

(iii)

if the Common Shares are not listed on the TSX or TSXV, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors and approved by the Warrant Agent; or

(iv)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the Directors and approved by the Warrant Agent;

during the last twenty (20) consecutive trading days (on which at least 500 Common Shares are traded in board lots) ending the fifth trading day before such date, and the volume weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold, provided that if the Common Shares did not trade on any such stock exchange or over-the-counter market during such period, then the “Current Market Price” of the Common Shares shall be the average of the mean of the closing bid and ask prices on such stock exchange or over-the-counter market for each day during such period, and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded on any over-the-counter market, then the “Current Market Price” shall be determined by such firm of independent chartered accountants as may be selected by the Board of Directors; and provided further that if the Common Shares are listed or traded on more than one stock exchange or over-the-counter market during such period, the calculation shall be based upon the principal stock exchange or over-the-counter market upon which such Common Shares are listed or traded;

(o)

“Depository” means CDS & Co. or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS & Co. which the Corporation, with the consent of the Warrant Agent, acting reasonably, may designate;

(p)	“Designated Provinces” means the Provinces of Canada, other than Québec;

(q)

“Director” means a director of the Corporation and “Directors” or “Board of Directors” means the board of directors of the Corporation or, whenever duly empowered, a committee of the board of directors of the Corporation, and reference to “action by the directors” means action by the directors of the Corporation as a board or action by a committee as a committee;

(r)	“dividends” means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

(s)

“Equity Shares” means the Common Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends;

(t)

“Exercise Date” means, with respect to any Warrant, the date on which the Warrant Certificate representing such Warrant is surrendered by a Holder for exercise in accordance with the provisions of Article 3 hereof;

(u)	“Exercise Form” has the meaning ascribed thereto in Subsection 3.2(1);

(v)	“Exercise Price” shall have the meaning ascribed thereto in Subsection 3.2(1);

(w)

“Expiry Date” means, with respect to any Warrant, the date which is 24 months following the closing date of the Offering; provided that in the event that the volume weighted average trading price of the Common Shares (such volume weighted average trading price of the Common Shares to be determined in the same manner as the Current Market Price) is greater than the Warrant Acceleration Threshold Price for a period of 10 consecutive trading days, the Corporation may accelerate the Expiry Date, subject to the approval of the TSXV, in the event that the Common Shares are listed on the TSXV, by giving not less than 15 Business Days’ written notice to the holders of the Warrants and the Warrant Agent, and in such case the Warrants will expire on the date so specified in such notice given by Corporation;

(x)	“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date;

(y)	“Extraordinary Resolution” has the meaning ascribed thereto in Sections 9.12 and 9.15;

(z)

“Global Certificate” means a Warrant Certificate that is registered in the name of the Depository or its nominee pursuant to Section 2.14 for the purpose of being held by or on behalf of the Depository as custodian for Participants and Beneficial Owners;

(aa)	“Holder” means a person for the time being who is the registered holder of a Warrant;

(bb)

“Holders’ Request” means an instrument signed in one or more counterparts by Holders entitled to acquire in the aggregate not less than 20% of the aggregate number of all the then outstanding Warrants requesting the Warrant Agent to take some action or proceeding specified therein;

(cc)

“Indenture” or “this Indenture” and “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

(dd)	“Indenture Legislation” has the meaning ascribed thereto in Subsection 11.1(1);

(ee)

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(ff)	“Offered Shares” has the meaning ascribed thereto in Subsection 4.2(1);

(gg)	“Offering” has the meaning ascribed to such term in the recitals to this Indenture;

(hh)	“Officers’ Certificate” means a certificate signed by any one or more of the officers or Directors of the Corporation;

(ii)	“Participant” means a Person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

(jj)	“Person” includes any individual, corporation, company, partnership, association, joint venture, trust, unincorporated association, government or governmental authority;

(kk)	“Prices” has the meaning ascribed thereto in Subsection 4.3;

(ll)	“Privacy Laws” has the meaning ascribed thereto in Section 11.16;

(a)	“Qualified Institutional Buyer” means a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act;

(b)	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(c)	“Rights Offering” has the meaning ascribed thereto in Subsection 4.2(1);

(d)	“Securities Commissions” means the securities regulatory authorities in the Designated Provinces;

(e)

“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the Provinces of Canada in which Subscribers reside, the applicable policy statements issued by the securities regulators in each of the Provinces of Canada in which Subscribers reside, and the rules of the TSXV;

(f)	“Subscribers” means, collectively, all of the Persons who have subscribed for Warrants and “Subscriber” means any one of them;

(g)

“Subsidiary” means any corporation of which more than 50% of the votes attached to the outstanding voting shares are owned by or for the Corporation or by or for any corporation in like relation to the Corporation and includes any corporation in like relation to a Subsidiary; and, as used in this definition, “voting shares” means shares having voting power to elect a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency;

(h)	“Successor Corporation” has the meaning ascribed thereto in Section 8.2;

(i)

“trading day” means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business, and with respect to any over-the-counter market, means a day on which the market is open for the transaction of business, and in each case no cease trading or similar order is in effect with respect to the Common Shares;

(j)	“TSX” means the Toronto Stock Exchange;

(k)	“TSXV” means the TSX Venture Exchange;

(l)	“Uncertificated Warrant” means any Warrant which is not a Certificated Warrant;

(m)	“Underlying Securities” means the Common Shares underlying the Warrants;

(n)	“Underwriters” means INFOR Financial Inc., Cormark Securities Inc., Eight Capital and Haywood Securities Inc., collectively;

(o)	“Underwriting Agreement” means the underwriting agreement between the Underwriters and the Corporation dated as of January 30, 2018 in respect of the sale of the Units;

(p)

“Unit” means a unit of the Corporation issued in accordance with the terms of the Underwriting Agreement, each such Unit consisting of one Common Share and one Warrant (and for greater certainty shall include Units issued upon the exercise of certain broker warrants of the Corporation);

(q)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(r)	“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

(s)	“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(t)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(u)

“U.S. Securities Laws” means the U.S. Securities Act and the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder as may be amended from time to time;

(v)

“U.S. Warrantholder” means any Holder that is a U.S. Accredited Investor or Qualified Institutional Buyer and (a) is a U.S. Person, (b) is in the United States, (c) received an offer to acquire Warrants while in the United States, (d) was in the United States at the time such Holder’s buy order was made or such Holder’s executed or delivered its purchase order for the Warrants, or (e) acquired Warrants in the United States or for the account or benefit of any U.S. Person or Person in the United States;

(w)	“Warrant Acceleration Threshold Price” means $2.60 per Common Share, subject to adjustment pursuant to Section 4.3 hereof;

(x)

“Warrant Agency” means the principal transfer office of the Warrant Agent in the City of Toronto, Ontario and such other locations as the Corporation may designate with the approval of the Warrant Agent;

(y)	“Warrant Agent” means TSX Trust Company or its successor or successors for the time being as Warrant Agent hereunder, at its principal office in the City of Toronto, Ontario;

(z)	“Warrant Certificate” means a certificate in substantially the form set out in Schedule “A” hereto, issued hereunder to evidence one or more Warrants;

(aa)

“Warrants” means the fully-paid warrants of the Corporation issued hereunder and for the time being outstanding entitling registered holders thereof to acquire, upon the valid exercise thereof and subject to adjustment in certain circumstances, one Common Share in accordance with the terms hereof, and “Warrant” means any one of them; and

(bb)

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” mean respectively a written order, request, consent and certificate signed in the name of the Corporation by any one or more of the officers or Directors of the Corporation and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Corporation.

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

1.2	MEANING OF “OUTSTANDING” FOR CERTAIN PURPOSES

Except as provided in Section 3.7, every Warrant Certificate countersigned and delivered by the Warrant Agent under this Indenture shall be deemed to be outstanding until it has been surrendered to the Warrant Agent pursuant to this Indenture, provided however that:

(a)

a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged, as the case may be, part of the Warrants evidenced thereby;

(b)

where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Warrants outstanding; and

(c)

for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary shall be disregarded, except that:

(i)

for the purpose of determining whether the Warrant Agent will be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has written notice that they are so owned shall be so disregarded; and

(ii)

Warrants so owned that have been pledged in good faith other than to the Corporation or any Subsidiary shall not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent, relying on the written statement of the Corporation, the pledgee’s right to vote the Warrants in the pledgee’s discretion free from the control of the Corporation or any Subsidiary pursuant to the terms of the pledge.

1.3	CERTAIN RULES OF INTERPRETATION

Unless otherwise specified in this Indenture:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopy;

(d)

“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

1.4	INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

The division of this Indenture into Articles, sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5	APPLICABLE LAW

This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Any and all disputes arising under this Indenture, the Warrants and the Warrant Certificates, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of such Province.

1.6	LANGUAGE CLAUSE

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English.

1.7	DAY NOT A BUSINESS DAY

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Warrant Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day. However notwithstanding the foregoing, this provision shall not under any circumstances be construed so as to extend the Expiry Date.

1.8	CONFLICT

In the event of a conflict or inconsistency between a provision of this Indenture and in the Warrant Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

1.9	TIME OF THE ESSENCE

Time shall be of the essence of this Indenture, the Warrants and the Warrant Certificates.

1.10	CURRENCY

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.11	SCHEDULES

Schedules “A” and “B” to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2

ISSUE OF WARRANTS

2.1	CREATION AND ISSUE OF WARRANTS

(1)

The Corporation hereby creates and authorizes the reservation for issue and, as applicable, the issuance of the Warrants in accordance with the terms hereof, with the aggregate number of Warrants to be issued not to exceed 73,883,590 Warrants.

(2)	The Warrant Agent is hereby appointed Warrant Agent in respect of the Warrants.

2.2	TERMS OF WARRANTS

(1)	The Warrants shall be issued hereunder in accordance with the direction provided to the Warrant Agent pursuant to Sections 2.2, 2.4 and 2.5 hereof.

(2)

Upon the valid exercise of the Warrants prior to the Expiry Time in accordance with Section 3.2 hereof, including payment of the Exercise Price in connection therewith, each Warrant shall entitle the Holder to acquire, subject to adjustment in accordance with Article 4 hereof, one Common Share.

(3)

No certificate evidencing fractional Warrants shall be issued or otherwise provided for and a Subscriber or a Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto.

(4)	The number of Common Shares which may be acquired pursuant to the exercise of the Warrants shall be adjusted in the events and in the manner specified in Article 4.

(5)	All Warrants shall rank pari passu, whatever may be the actual date of issue thereof.

(6)	The Warrants and any rights thereunder shall expire in accordance with the provisions of Section 3.7.

2.3	WARRANT CERTIFICATES

(1)

The Warrant Certificates to be issued to evidence the Warrants authorized for issuance pursuant to Section 2.1 shall be issuable in registered form only, shall be in the English language and shall be substantially in the form set out in Schedule “A”, with such additions, variations and deletions as may be permitted by the provisions of this Indenture or as may be agreed upon between the Corporation and the Warrant Agent. All Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Irrespective of any adjustments pursuant to Article 4, Warrant Certificates shall continue to be in the form set out in Schedule “A” and shall continue to express the number of Common Shares that may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustment.

(2)

For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any two duly authorized signatories of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has two signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such Warrant Certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(3)

The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(4)

Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and applicable law, validly entitle the holder to acquire Underlying Securities, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(5)

No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(6)

No Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule “A” hereto. Such Authentication on any such Warrant Certificate shall be conclusive evidence that such Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(7)

No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(8)

The Authentication by the Warrant Agent of any Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Warrant Agent as to the validity of the Indenture or such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

2.4	SIGNING OF WARRANT CERTIFICATES

The Warrant Certificates shall be signed by any Director or officer of the Corporation. The signature of such signing officer(s) may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature shall be binding upon the Corporation as if they had been manually signed by such signing officer(s). Notwithstanding that any individual whose manual or facsimile signature appears on any Warrant Certificate as a signing officer may no longer hold office or a directorship, as applicable, at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.5, be valid and binding upon the Corporation and the Holder thereof shall be entitled to the benefits of this Indenture.

2.5	COUNTERSIGNATURE BY THE WARRANT AGENT

(1)	Warrant Certificates evidencing the Warrants shall be countersigned by or on behalf of the Warrant Agent on written direction of the Corporation.

(2)

No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been countersigned by manual signature by or on behalf of the Warrant Agent, and such countersignature by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(3)	The countersignature of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due countersignature thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.6	HOLDER NOT A SHAREHOLDER

Nothing in this Indenture or in the holding of a Warrant itself evidenced by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Holder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions, except as may be expressly provided herein or in the Warrant Certificates.

2.7	ISSUE IN SUBSTITUTION FOR LOST WARRANT CERTIFICATE

(1)

If any of the Warrant Certificates shall become mutilated or lost, destroyed or stolen, the Corporation, subject to applicable law and to Subsection 2.7(2), shall issue and thereupon, at the written direction of the Corporation, the Warrant Agent shall countersign and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen satisfactory to the Corporation and to the Warrant Agent in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to the Corporation and the Warrant Agent in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.8	REGISTER FOR WARRANTS

The Corporation shall cause to be kept by and at the Warrant Agency which is the principal transfer office of the Warrant Agent in the City of Toronto, Ontario and in such other place or places as the Corporation with the approval of the Warrant Agent may designate, a securities register in which shall be entered the names and addresses of Holders and the other particulars, prescribed by law, of the Warrants held by them. The Corporation shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Warrant Agent or such other registrar or registrars and at such other place or places as the Corporation may designate with the approval of the Warrant Agent, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Warrant Agencies) in which shall be recorded the particulars of the transfers of Warrants registered in that branch register of transfers.

2.9	TRANSFER OF WARRANTS

(1)

Subject to Subsection 2.9(3) and 3.2(3) below and such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, the Warrants may be transferred on the register kept at the Warrant Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Warrant Agent only upon the surrendering of the relevant Warrant Certificate with the transfer form substantially in the form of that forming part thereof duly completed and signed. After receiving the surrendered Warrant Certificate(s) and upon the person surrendering the same meeting the requirements set forth above and upon the required signature and countersignature in accordance with Sections 2.4 and 2.5, the Warrant Agent shall issue to the transferee a Warrant Certificate representing the Warrants transferred.

(2)	The Warrants have not been and will not be registered under the U.S. Securities Act or under applicable state securities laws.

(3)

No transfer of a Warrant shall be valid (i) unless made in accordance with the provisions hereof, (ii) until, upon compliance with such reasonable requirements as the Warrant Agent may prescribe, such transfer is recorded on the register maintained by the Warrant Agent pursuant to Subsection (1) of this Section 2.9, and (iii) until all governmental or other charges arising by reason of such transfer have been paid.

2.10	TRANSFEREE ENTITLED TO REGISTRATION

The transferee of a Warrant shall, after the transfer form attached to the Warrant Certificate is duly completed and the Warrant Certificate and transfer form are lodged with the Warrant Agent, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities legislation and requirements of regulatory authorities, be entitled to have his name entered on the register as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

2.11	REGISTERS OPEN FOR INSPECTION

The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by the Corporation or the Warrant Agent or any Holder. The Warrant Agent shall, from time to time when requested to do so by the Corporation, upon payment to the Warrant Agent of its reasonable fees, furnish the Corporation with a list of the names and addresses of Holders of Warrants entered in the register kept by the Warrant Agent and showing the name and address of the Holder and agreeing not to use the information therein except in connection with an effort to call a meeting of Holder or to influence the voting of Holder at any meeting of Holders.

2.12	OWNERSHIP OF WARRANTS

(1)

The Corporation and the Warrant Agent may deem and treat the registered Holder of any Warrant Certificate as the absolute and beneficial owner of the Warrants represented thereby for all purposes and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary, except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither the Corporation nor the Warrant Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the person registered as Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(2)

Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Warrants held thereby. The exercise of the Warrants in accordance with the terms hereof and the receipt by any such Holder of Common Shares pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such Holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

2.13	EXCHANGE OF WARRANT CERTIFICATES

(1)

Warrant Certificates, representing Warrants entitling the Holders to receive any specified number of Common Shares, may, prior to the Expiry Time and upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for another Warrant Certificate or Warrant Certificates entitling the Holder thereof to receive in the aggregate the same number of Common Shares as are issuable under the Warrant Certificate or Warrant Certificates so exchanged.

(2)

Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and shall, upon the valid completion of the exchange in accordance with the terms of this Indenture, be cancelled.

(3)

Except as otherwise herein provided, the Warrant Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s); and payment of such charges and reimbursement to the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

(4)

Warrant Certificates exchanged for Warrant Certificates that bear the legend set forth in Section 2.14(1)(c) shall bear the same legend, unless the Holder has provided an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and Warrant Agent, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act.

2.14	ISSUE OF GLOBAL CERTIFICATE AND CDS GLOBAL WARRANTS

(1)

The Corporation may, at its sole option, specify, in a written order of the Corporation delivered to the Warrant Agent, that some or all of the Warrants are to be represented by one or more CDS Global Warrants or Global Certificates registered in the name of the Depository or its nominee, and in the event of a Global Certificate, the Corporation shall execute and the Warrant Agent shall certify and deliver one or more Global Certificates that shall:

(a)	represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s);

(b)	be delivered by the Warrant Agent to the Depository or pursuant to the Depository’s instructions; and

(c)

bear a legend substantially to the following effect (together with such other legends as shall be instructed by the Corporation in accordance with applicable securities laws and the rules of the TSXV or other applicable stock exchange):

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO NEWSTRIKE RESOURCES LTD. (THE “ISSUER”) OR THE WARRANT AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(2)	Transfers of beneficial ownership in any Warrant represented by a CDS Global Warrant will be effected only:

(a)	with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such CDS Global Warrant, and

(b)

with respect to the interest of any Person other than a Participant, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in CDS Global Warrants may do so only through a Participant.

(3)

The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(4)

Each of the parties hereto acknowledges and agrees that such Holders through their respective Participants are collectively entitled, under the terms hereof, to all of the rights accorded to registered holders of Warrants and are bound by all of the obligations of such Holder.

(5)

Subject to subsections 2.14(6) and (7) and 3.2(5) neither the Corporation nor the Warrant Agent shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants represented by a Global Certificate. Beneficial Owners who are not Participants but who desire to exercise Warrants represented by a Global Certificate or CDS Global Warrant may do so only through a Participant in accordance with subsection 3.2(5).

(6)	If any Warrant is represented by a Global Certificate and any of the following events occurs:

(a)

the Depository or the Corporation has notified the Warrant Agent that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Corporation is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b)

the Corporation has determined, in its sole discretion, with the consent of the Warrant Agent, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Warrant Agent in writing;

(c)	the Corporation or the Depository is required by applicable law to take the action contemplated in this Section 2.14(6);

(d)	the book entry only system administrated by the Depository ceases to exist; or

(e)	the Warrant is to be Authenticated to or for the account or benefit of a U.S. Warrantholder (in which case the Warrant Certificate shall contain the legend set forth in Section 2.16(2)),

then one or more definitive fully registered Warrant Certificates shall be executed by the Corporation and certified and delivered by the Warrant Agent to the Depository in exchange for the Global Certificate(s) held by the Depository.

(7)

Fully registered Warrant Certificates issued and exchanged pursuant to Section 2.14(6) shall be registered in such names and in such denominations as the Depository shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Warrant Agent.

(8)

Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)

the records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Warrant represented by any Global Certificate (other than the applicable Depository or its nominee);

(b)	maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(c)

advice or representations made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

2.15	TRANSFER OF WARRANTS REPRESENTED BY GLOBAL CERTIFICATES AND UNCERTIFICATED WARRANTS

(1)	The provisions of Section 2.9 with respect to the transfer of Warrants are subject to the provisions of Section 2.14.

2.16	U.S. LEGEND REQUIREMENTS

(1)

Neither the Warrants nor the Underlying Securities have been, nor will they be, registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered, sold or otherwise disposed of by a U.S. Warrantholder unless an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws is available or the Warrants and Underlying Securities issuable thereto, as applicable, are the subject of an effective registration statement under the U.S. Securities Act. Warrants and, if applicable, Underlying Securities, issued to, or for the account or benefit of, a U.S. Warrantholder that is a U.S. Accredited Investor (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

(2)

Certificates representing Warrants and, if applicable, any Underlying Securities issued on exercise of Warrants originally issued to a U.S. Warrantholder, and any certificates issued in replacement thereof or in substitution therefor, shall, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY [IN THE CASE OF WARRANTS: “AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF”] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED TO THE CORPORATION AND THE CORPORATION’S WARRANT AGENT TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

if a Warrant, include:

“THE WARRANTS EVIDENCED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR U.S. STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”

provided, if any such Warrants are being sold outside the United States in accordance with Regulation S under the U.S. Securities Act and in compliance with applicable local securities laws and regulations, the legend set forth above may be removed by providing a declaration to the Corporation’s registrar and the Warrant Agent to the effect set forth in Schedule “B” hereto, together with such additional documentation as the Corporation or Warrant Agent may reasonably request, which may include the delivery of an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation, that the proposed transfer may be effected without registration under the U.S. Securities Act; provided further, that if the Warrants are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the legend may be removed by delivering to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

ARTICLE 3

EXERCISE OF WARRANTS

3.1	RIGHTS OF EXERCISE OF WARRANTS

Subject to the further provisions hereof, the Warrants may be exercised at any time up to the Expiry Time, provided, however, that if a Warrant Certificate tendered for exercise bears the legend set forth in Section 2.16(2), such exercise must be permitted under applicable U.S. Securities Laws.

3.2	METHOD OF EXERCISE OF WARRANTS

(1)

Subject always to the provisions of this Article 3 and compliance by both the Corporation and the Holder with applicable law, the Holder of any Warrant may exercise the right thereby conferred on him to acquire one Common Share (subject to adjustment pursuant to Article 4) in respect of each Warrant held by surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate(s) held by him, together with (i) the exercise form substantially in the form of that forming part of the Warrant Certificate (the “Exercise Form”) duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent, acting reasonably; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to $1.75 per Common Share (the “Exercise Price”) multiplied by the number of Common Shares subscribed for pursuant to such Exercise Form. A Warrant Certificate with the duly completed and executed Exercise Form and payment of the applicable Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at the Warrant Agency.

(2)

The Exercise Form shall be executed as set out in Subsection 3.2(1) and shall specify the number of Common Shares which the Holder wishes to acquire (being not more than that number which he is entitled to acquire pursuant to the Warrant Certificate(s) so surrendered). Such Common Shares shall be issued and registered in the name of such Person or Persons (including the Holder) in whose name or names the Holder in the Exercise Form specifies such Common Shares are to be issued and registered, along with the address or addresses of such Persons and the number of Common Shares to be issued to each such Person if more than one Person is so specified. If any of the Common Shares subscribed for are to be issued to a Person or Persons other than the Holder, the Holder shall also comply with the provisions of Section 2.9 hereof together with such other reasonable requirements as the Warrant Agent and/or the Corporation may prescribe, and shall pay to the Corporation, or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Holder shall have paid to the Corporation, or the Warrant Agent on behalf of the Corporation, the amount of such taxes or shall have established to the satisfaction of the Corporation that such taxes have been paid or that no taxes are due.

(3)

In the event that a Holder has not exercised his Warrants in accordance with the provisions hereof prior to the Expiry Time, all Warrants then held by such Holder shall expire and be of no further force and effect as at the Expiry Time.

(4)

If the principal transfer office of the Warrant Agent in the city where the Warrant Agency is situated is for any reason not available to act in connection with the exchange of Warrant Certificates or exercise of Warrants as contemplated by this Indenture, the Corporation and the Warrant Agent shall arrange for another office in such city to act in connection with the exchange of Warrant Certificates and exercise of Warrants and shall give notice of the change of such office to the Holders.

(5)

A Beneficial Owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (“Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system. Such Confirmation from the Depository to the Warrant Agent shall include or be accompanied by a written confirmation that the beneficial holder of Uncertificated Warrants at the time of exercise of the Uncertificated Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising the Uncertificated Warrants on behalf of a U.S. Person or a person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise Uncertificated Warrants in the United States. If the Depository is not able to make or deliver the foregoing confirmation to the Warrant Agent, such Uncertificated Warrants shall be removed from the book entry registration system, and an individually registered Warrant Certificate shall be issued to such beneficial holder and the exercise procedures set forth in Section 3.2(1) shall be followed.

(6)

Payment representing the Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant (together with a written confirmation substantially the same as that set forth in Section 3.2(5)) and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Holder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(7)

By causing a Participant to deliver notice to the Depository, a beneficial owner shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Participant to act as his, her or its exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(8)

Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial owner’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Participant or the beneficial owner.

3.3	U.S. RESTRICTIONS; LEGENDED CERTIFICATES

(1)

The Warrants and the Underlying Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states is available. The Warrant Agent shall not issue or register Underlying Securities or the certificates representing such Underlying Securities unless the U.S. Warrantholder provides:

(i)

a written certification that the Holder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; (c) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (d) did not receive an offer to exercise the Warrants in the United States; and (e) represents and warrants that the exercise of the Warrants and the acquisition of the Underlying Securities issuable upon exercise thereof occurred in an “offshore transaction” (as defined under Regulation S under the U.S. Securities Act); or

(ii)

a written certification that the Holder is the original U.S. Warrantholder and (a) purchased the Warrants directly from the Corporation pursuant to a duly executed subscription agreement (including any required certifications set forth therein) for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was on the date the Units were purchased from the Corporation, and is on the date of exercise of the Warrants, a U.S. Accredited Investor; and (d) all the representations, warranties and covenants set forth in the written and duly executed subscription agreement (including any required certifications set forth therein) made by the Holder for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date thereof; or

(iii)

written certification that the Holder is the original U.S. Warrantholder and (a) purchased the Warrants directly from the Corporation pursuant to a duly executed subscription agreement (including any required certifications set forth therein) for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was on the date the Units were purchased from the Corporation, and is on the date of exercise of the Warrants, a Qualified Institutional Buyer; and (d) all the representations, warranties and covenants set forth in the written and duly executed subscription agreement (including any required certifications set forth therein) made by the Holder for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date thereof; or

(iv)

an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the exercise of the Warrants and the issuance of the Warrant Shares are exempt from registration under the U.S. Securities Act or any applicable state securities laws.

(2)

No certificates representing Underlying Securities will be registered or delivered to an address in the United States unless the Holder complies with the requirements set forth in subsection 3.3(1)(ii), 3.3(1)(iii) or 3.3(1)(iv) and, in the case of subsection 3.3(1)(iv), the Corporation has confirmed in writing to the Warrant Agent that the opinion of counsel and such other evidence required by the Corporation is reasonably satisfactory to the Corporation. The certificates representing any Underlying Securities issued in connection with the exercise of Warrants pursuant to subsection 3.3(1)(ii), 3.3(1)(iii) or 3.3(1)(iv) shall bear the legend set forth in subsection 3.3(3) of this Indenture. Certificates representing Underlying Securities issued in connection with the exercise of Warrants pursuant to subsection 3.3(1)(i) shall not bear the legend set forth in subsection 3.3(3). Underlying Securities, issued to, or for the account or benefit of, a U.S. Warrantholder that is a U.S. Accredited Investor (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

(3)

Certificates representing Underlying Securities issued upon the exercise of Warrants which bear the legend set forth in subsection 2.16(2) and which are issued and delivered pursuant to subsection 3.3(1)(ii), 3.3(1)(iii), or 3.3(1)(iv) (and each certificate issued in exchange thereof or in substitution thereof) shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED

TO THE CORPORATION AND THE CORPORATION’S WARRANT AGENT TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

3.4	EFFECT OF EXERCISE OF WARRANTS

(1)

If the Warrants are duly exercised in accordance with Sections 3.1, 3.2 or 3.3, as applicable, the Underlying Securities subscribed for shall be deemed to have been issued and the Person or Persons to whom such Underlying Securities are to be issued shall be deemed to have become the holder or holders of record of such Underlying Securities on the Exercise Date unless the transfer registers for the Common Shares shall be closed on such date, in which case the Underlying Securities subscribed for shall be deemed to have been issued and such person or persons shall be deemed to have become the holder or holders of record of the same on the date on which such transfer registers are re-opened.

(2)

In the case of Warrants which are exercised in accordance with the provisions of Sections 3.1, 3.2 or 3.3, as applicable, within five (5) Business Days after the Exercise Date of such Warrants, the Corporation shall cause to be mailed to the Person or Persons in whose name(s) the Underlying Securities so subscribed for are to be delivered, as specified in the Exercise Form, at the address specified in such Exercise Form, or, if so specified in such Exercise Form, cause to be held for such person for pick-up at the Warrant Agency, certificates representing the Underlying Securities to be issued pursuant to such Exercise Form, registered in such name.

(3)

The Warrants may not be exercised in the United States or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States unless the securities issuable upon exercise of the Warrant have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available and the holder has complied with the requirements of Section 3.3.

3.5	PARTIAL EXERCISE OF WARRANTS

(1)

The Holder of any Warrants may exercise his right to acquire Common Shares in part and may thereby acquire a number of Common Shares less than the aggregate number which he is entitled to acquire pursuant to the Warrant Certificate(s) surrendered in connection therewith. In the event of any acquisition of a number of Common Shares less than the number which the Holder is entitled to acquire, he shall, upon exercise thereof, be entitled to receive, without charge therefor, a new Warrant Certificate(s) representing the balance of the Common Shares which he was entitled to acquire pursuant to the surrendered Warrant Certificate(s) and which were not then acquired.

(2)

Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares or to distribute certificates which evidence the same. Any fractional Common Shares to which a Holder is entitled shall be aggregated to form whole Common Shares with any remaining fractional Common Shares rounded down to a whole Common Share.

3.6	CANCELLATION OF WARRANTS

All Warrant Certificates surrendered to the Warrant Agent pursuant hereto (including those exercised and surrendered under Subsection 3.2 or 3.5, as applicable) shall be cancelled and, after the expiry of any period of retention prescribed by law, destroyed by the Warrant Agent, and the Warrant Agent shall furnish the Corporation on request with a destruction certificate identifying the Warrant Certificates so destroyed, the number of Warrants evidenced thereby and the number of Common Shares which could have been or were acquired pursuant to each destroyed Warrant Certificate.

3.7	WARRANTS VOID AFTER THE EXPIRY TIME

No Holder shall have any further rights under this Indenture or the Warrant Certificates (other than the right to receive Common Shares in respect of Warrants duly exercised prior to or at the Expiry Time, as the case may be), after the Expiry Time and the Warrants shall be null and void and of no effect.

3.8	ACCOUNTING AND RECORDING

(1)

The Warrant Agent shall as soon as reasonably practicable notify the Corporation with respect to Warrants exercised and forward to the Corporation (or into an account or accounts of the Corporation as designated by the Corporation) all monies received for the purchase of Underlying Securities. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent, shall be received for, and shall be segregated and kept apart by the Warrant Agent, in trust for the Corporation.

(2)

The Warrant Agent shall record the particulars of Warrants exercised which shall include the names and addresses of the Persons who become holders of Common Shares on exercise and the Exercise Date. Within five (5) Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation.

3.9	SECURITIES RESTRICTIONS

Notwithstanding anything herein contained, Underlying Securities shall only be issued by the Corporation (upon exercise of the Warrants) in compliance with the securities laws of any applicable jurisdiction.

ARTICLE 4

ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1	ADJUSTMENT UPON COMMON SHARE REORGANIZATION OR CAPITAL REORGANIZATION

The acquisition rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:

(1)	If, at any time prior to the Expiry Time, the Corporation shall:

(a)	subdivide, redivide or change its then the outstanding Common Shares into a greater number of shares; or

(b)	consolidate, reduce or combine its then outstanding Common Shares into a lesser number of shares; or

(c)

issue Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

(any such event being herein called a “Common Share Reorganization”), then the number of Common Shares that a Holder is entitled to upon exercise shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the number of Common Shares that a Holder was entitled to upon exercise of Warrants immediately prior to such effective date or record date by a fraction of which:

(d)

the numerator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date; and

(e)	the denominator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization.

(2)

To the extent that any adjustment in the number of Common Shares issuable upon exercise of the Warrants occurs pursuant to Subsection 4.1(1) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares to which a Holder is entitled on the exercise of his Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Common Shares to which such Holder is entitled on the exercise of his Warrants which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(3) (a)	If, at any time prior to the Expiry Time, there occurs:

(i)	a reclassification or redesignation of the Common Shares or any other capital reorganization; or

(ii)

a consolidation, merger or amalgamation of the Corporation with or into any other corporation which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the transfer of all or substantially all of the assets of the Corporation to another corporation or entity or the Corporation being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a “Capital Reorganization”), then any Holder of Warrants, to the extent such Holder has not exercised its rights of acquisition thereunder prior to the effective time of the Capital Reorganization, shall, upon the exercise of such rights thereafter, shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of his Warrants the kind and aggregate number of shares or other securities or property of the Corporation or of the Corporation or other entity resulting from such Capital Reorganization or any other corporation that a Holder would have been entitled to be issued and receive upon such Capital

Reorganization if, immediately prior to the effective time thereof, such Holder had been the registered holder of the number of Common Shares to which he was theretofore entitled upon exercise of his Warrants.

(b)

If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holders to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrants. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by the Board of Directors and by the Holders.

(c)	The Corporation shall not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(i)

all or substantially all of the assets of the Corporation become the property of, or are under the control of, or the Corporation is controlled (within the meaning of the Income Tax Act (Canada)) by another person (an “Acquiring Person”); and

(ii)	holders of Common Shares receive any other security in replacement of, or in addition to, or in consideration for their Common Shares;

unless, at or prior to the effective time of such Capital Reorganization, the Acquiring Person agrees to be bound by the terms of this Indenture by executing and delivering such supplemental indenture, warrant or other document as may be satisfactory to the Corporation, acting reasonably.

4.2	ADJUSTMENT UPON RIGHTS OFFERING

(1) (a)

If and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price on such record date (any such issuance being herein called a “Rights Offering” and the Common Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the “Offered Shares”), the number of Common Shares issuable upon exercise of a Warrant shall be adjusted effective immediately after the applicable record date to a number that is the product of (1) the number of Common Shares issuable upon the exercise of a Warrant in effect on the record date and (2) a fraction:

(i)

the numerator of which shall be the sum of (a) the number of Common Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(ii)	the denominator of which shall be the sum of:

(A)	the number of Common Shares outstanding on the record date; and

(B)

the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Common Shares on the record date.

(b)

Any Offered Shares owned by or held for the account of the Corporation or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Common Shares issuable upon exercise of a Warrant shall be readjusted to number in effect immediately prior to the record date, and such number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(2) (a)

If and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation issues or distributes to all or substantially all the holders of Common Shares, (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets, and any such issuance or distribution does not constitute a dividend paid in the ordinary course or is not adjusted pursuant to Subsection 4.1(2) or a Rights Offering (any of those non-excluded events being herein called a “Special Distribution”), the number of Common Shares issuable upon exercise of a Warrant shall be adjusted effective immediately after the record date at which the Holders of Common Shares are determined for purposes of the Special Distribution to a number that is the product of (1) the number of Common Shares issuable upon exercise of a Warrant in effect on the record date and (2) a fraction:

(i)

the numerator of which shall be the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Holders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

(ii)	the denominator of which shall be:

(A)

the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Shares which the Holders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on the earlier of such record date and the date on which the Corporation announces its intention to make such Special Distribution;

less

(B)

the aggregate fair market value, as determined by the board, whose determination shall be conclusive, absent manifest error, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(b)

Any Common Shares owned by or held for the account of the Corporation or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Common Shares issuable upon exercise of a Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.3	ADJUSTMENT TO PRICES

If at any time after the date hereof and prior to the Expiry Time any adjustment in the number of Common Shares purchasable upon the exercise of any Warrant shall occur as a result of the operation of:

(i)	Subsection 4.1(1);

(ii)	Subsection 4.2(1)(a); or

(iii)

Subsection 4.2(2)(a) if the event referred to therein constitutes the issue or distribution to all or substantially all the holders of Common Shares of (A) Equity Shares, or (B) rights, options or warrants exchangeable for or convertible into Equity Shares at an exchange or conversion price per Equity Share less than the Current Market Price on the record date for such Special Distribution, then the Exercise Price and the Warrant Acceleration Threshold Price (collectively, the “Prices”) shall be simultaneously adjusted to the nearest whole cent by multiplying each Price in effect immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the number of Common Shares issuable upon exercise of the Warrant, in each case subject to readjustment upon the operation of, and in accordance with, the provisions of Subsections 4.1(2), 4.2(1)(b) and/or 4.2(2)(b), as applicable.

4.4	ENTITLEMENT TO SHARES AND OTHER SECURITIES ON EXERCISE OF WARRANTS

All shares of any class or other securities which a Holder is at the time in question entitled to receive on the exercise of his Warrants, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Holder is entitled to acquire pursuant to such Warrants.

4.5	NO ADJUSTMENT FOR STOCK OPTIONS, ETC.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Corporation, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

4.6	DETERMINATION BY CORPORATION’S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this Article 4, including the failure to adjust, such question shall be conclusively determined by the Corporation’s Auditors or if they are unwilling or unable to act, by such other firm of independent accountants accredited by the Canadian Public Accountability Board as may be selected by the Directors, and they shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all Holders and all other persons interested therein.

4.7	PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.8	ACTION REQUIRING ADJUSTMENT

In case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 4 which, in the opinion of the Directors or the Warrant Agent would materially affect the rights of the Holders and/or the acquisition rights of the Holders, then that number of Common Shares which are to be received upon the exercise of the Warrants and/or the Prices shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Holders in such circumstances, subject to the prior consent of the TSXV or any other exchange on which the Corporation’s securities are then listed.

4.9	CERTIFICATE OF ADJUSTMENT

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.10	NOTICE OF SPECIAL MATTERS

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it shall send notice to the Warrant Agent and to the Holders in accordance with Article 10 of any intention to fix a record date that is prior to the Expiry Time for the issuance of rights, options or warrants (other than the Warrants) to all or substantially all the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be sent in each case not less than 14 days prior to such applicable record date.

4.11	NO ACTION AFTER NOTICE

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notices set forth in Section 4.10.

4.12	PROTECTION OF WARRANT AGENT

The Warrant Agent:

(1)

shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Article 4, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(2)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(3)

shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4;

(4)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation; and

(5)

shall be entitled to act and rely upon the certificates or adjustment calculations of the Corporation and the Corporation’s Auditors and any other documents filed by the Corporation pursuant to Section 4.8, without verification or liability.

4.13	ADJUSTMENTS CUMULATIVE

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur. No adjustments to the number of Common Shares to be received by a Holder upon exercise of a Warrant, as the same may be previously adjusted under the provisions of Article 4, will be required unless the adjustment would result in a change of at least 1% in such number then in effect, provided however, that any adjustments that, except for this provision, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

ARTICLE 5

PURCHASES BY THE CORPORATION

5.1	OPTIONAL PURCHASE BY THE CORPORATION

Subject to compliance with securities legislation and approval of applicable regulatory authorities, the Corporation may from time to time purchase on any stock exchange, in the open market, by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which such Warrants are then obtainable (and agreed by the sellers of such Warrants), plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Corporation and the sellers of such Warrants may agree. The Warrant Certificates representing Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent upon the written direction of the Corporation. No Warrants shall be issued in replacement thereof.

ARTICLE 6

COVENANTS OF THE CORPORATION

6.1	ISSUANCE OF COMMON SHARES

The Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Corporation and, subject to the provisions of this Indenture, the Corporation shall cause the Common Shares to be acquired pursuant to the valid exercise of Warrants under this Indenture and the certificates representing such Common Shares to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof. At all times prior to the Expiry Date, while any of the Warrants are outstanding, the Corporation shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Corporation to meet its obligations hereunder. All Common Shares issued pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable. The Corporation shall make all requisite filings, and pay all applicable fees, under applicable Securities Laws to report the exercise of the Warrants.

As long as any Warrants remain outstanding the Corporation covenants to the Warrant Agent for the benefit of the Holders as follows:

(a)	it will maintain its corporate existence and carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice;

(b)

it will use its commercially reasonable efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or on another Canadian stock exchange) for a period of not less than 24 months from the date hereof;

(c)

it will use commercially reasonable efforts to maintain its status as a reporting issuer (or analogous entity) not in default of the requirements of the securities laws of the Designated Provinces for a period of not less than 24 months from the date hereof and it will make all requisite filings and otherwise take all requisite steps under the Securities Laws including those filings and other steps necessary to report the exercise of the right to acquire Common Shares pursuant to the Warrants; and

(d)	it will promptly advise the Warrant Agent in writing of any default under the terms of this Agreement;

(e)	it will only engage in cannabis-related activities in Canada only in accordance with the Access to Cannabis for Medical Purposes Regulations (Canada) and all other applicable laws in Canada;

(f)

it does not and will not invest or engage (directly or indirectly) in any business or activity that is focused on serving the non-medical cannabis market in Canada or internationally, including the United States unless and until such time as the production and sale of non-medical cannabis becomes legal under Canadian law and the applicable laws in the respective international jurisdiction;

(g)

it does not and will not invest or engage (directly or indirectly) in any business or activity that is focused on serving the medical cannabis market in the United States unless and until such time as the production and sale of medical cannabis becomes legal under applicable state and federal laws in the United States;

(h)

it does not and will not specifically target or derive (or reasonably expect to derive) revenues or funds from any of the prohibited activities described in Subsections 6.1(f) and (g), unless and until such time that any such activities become legal under all applicable laws in Canada, the United States and internationally, as applicable; and

(i)

it will provide the Warrant Agent with reasonable prior notice if it decides to engage in any of the activities described in Subsections 6.1(f), (g) and (h), and it agrees that the Warrant Agent may, in its sole discretion, immediately terminate any contract for services between the Corporation and the Warrant Agent upon receipt of any information relating to the Corporation’s cannabis-related business activities, or as otherwise permitted under any such contract for service.

6.2	TO PAY WARRANT AGENT REMUNERATION AND EXPENSES

The Corporation covenants that it shall pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter, until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Warrant Agent’s negligence, wilful misconduct or fraud. The Warrant Agent shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees.

6.3	TO PERFORM COVENANTS

The Corporation shall duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture and that it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Indenture.

6.4	WARRANT AGENT MAY PERFORM COVENANTS

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Holders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Holders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

6.5	CERTIFICATES OF NO DEFAULT

At any time if requested by the Warrant Agent, the Corporation shall deliver to the Warrant Agent an Officers’ Certificate stating that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture. In the event that the Corporation has not complied with all the covenants and conditions contained herein, it will advise the Warrant Agent and the Holders of such default as soon as reasonably practicable, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

6.6	SOLICITATION OF WARRANT EXERCISE

The Corporation agrees not to pay any commission or other remuneration directly or indirectly for soliciting the exercise of Warrants.

6.7	SECURITIES QUALIFICATION REQUIREMENTS

(a)    If, in the opinion of counsel to the Corporation, any instrument (not including a prospectus) is required to be filed with, or any permission is required to be obtained from the Securities Commissions or the TSXV (or any other stock exchange upon which the Common Shares are listed) or any other step is required under Securities Laws before any Common Shares which a Holder is entitled to acquire pursuant to the exercise or deemed exercise of any Warrant may properly and legally be issued upon due exercise or deemed exercise thereof and thereafter traded, without further formality or restriction, the Corporation covenants that it will take such required action.

(b)    The Corporation or, if required by the Corporation, the Warrant Agent will give notice of the issue of Common Shares pursuant to the exercise or deemed exercise of Warrants, in such detail as may be required, to the applicable Securities Commissions and the TSXV or any other stock exchange upon which the Common Shares are listed.

ARTICLE 7

ENFORCEMENT

7.1	SUITS BY HOLDERS OF WARRANTS

Subject to Section 9.11, all or any of the rights conferred upon any Holder by any of the terms of the Warrant Certificates or this Indenture may be enforced by the Holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

7.2	WAIVER OF DEFAULT

Upon the happening of any default hereunder:

(1)

the Holders of not less than 66 2⁄3% of the Warrants then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(2)

the Warrant Agent shall have the power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent’s opinion, acting and relying on the opinion of counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Holders, as applicable, to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom. The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation (or any successor person) shall be bound in respect hereof.

ARTICLE 8

SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS

8.1	PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

From time to time the Corporation (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent;

(b)	setting forth adjustments in the application of Article 2 or Article 4 hereof;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent prejudicial to the interests of the Holders as a group;

(d)	giving effect to any extraordinary resolution passed as provided in Article 9;

(e)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, prejudicial to the interests of the Holders as a group;

(f)

adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

(g)

evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor(s) in accordance with the provisions of this Indenture;

(h)

amending any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, such amendment or relief impairs any of the rights of the Holders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture which in its opinion, acting and relying upon opinion of counsel, may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(i)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, the rights of the Warrant Agent and the Holders as a group are in no way prejudiced thereby.

8.2	CERTAIN REQUIREMENTS

Prior to the exercise of the Warrants, the Corporation shall not, directly or indirectly, sell, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation and shall not amalgamate (except with a wholly-owned Subsidiary) or merge with or into any other corporation (any such other corporation being herein referred to as a “Successor Corporation”) unless:

(1)

the Successor Corporation executes, before or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Warrant Agent and in the opinion of its counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the due and punctual observance and performance of all the covenants and obligations of the Corporation under this Indenture; and

(2)

such transaction shall be to the satisfaction of the Warrant Agent, acting reasonably, and in the opinion of its counsel, be upon such terms so as to substantially preserve and not impair in any material respect the rights and powers of the Warrant Agent or of the Holders hereunder.

8.3	VESTING OF POWERS IN SUCCESSOR

Whenever the conditions of Section 8.1 have been duly observed and performed, the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the Directors or officers of such Successor Corporation.

ARTICLE 9

MEETINGS OF HOLDERS OF WARRANTS

9.1	RIGHT TO CONVENE MEETING

The Warrant Agent may at any time and from time to time and shall on receipt of a written request of the Corporation or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, call and convene a meeting of the Holders. In the event of the Warrant Agent failing, within seven (7) Business Days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, or at such other place as may be approved or determined by the Warrant Agent, acting reasonably.

9.2	NOTICE OF MEETINGS

At least 21 days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Warrant Agent unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat as is reasonably necessary to enable the Holders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

9.3	CHAIRMAN

An individual (who need not be a Holder) designated in writing by the Warrant Agent, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose an individual present to be chairman.

9.4	QUORUM

Subject to Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of all the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not be entitled to acquire at least 20% of all the then outstanding Warrants.

9.5	POWER TO ADJOURN

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	POLL

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Holders and/or proxies for Holders, a poll must be taken in such manner and either at once or after an adjournment, as the chairman directs. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by a majority of the votes cast on the poll.

9.8	VOTING

On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll, each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Common Share to which that Person is entitled to acquire pursuant to the Warrant or Warrants held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Warrant, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Warrants of which they are joint Holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Warrants held or represented by him, but shall not have a second or deciding vote.

9.9	REGULATIONS

(1)

The Warrant Agent or the Corporation with the approval of the Warrant Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(a)

providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b)

for the deposit of instruments appointing proxies at such place as the Warrant Agent, the Corporation or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally, the calling of meetings of Holders and the conduct of business thereat.

(2)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 9.10), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10	CORPORATION AND WARRANT AGENT MAY BE REPRESENTED

The Corporation and the Warrant Agent, by their respective officers or directors, and the legal advisers of the Corporation and the Warrant Agent and the Corporation’s Auditors, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but the Corporation and the Warrant Agent shall not be entitled to vote thereat, whether in respect of any Warrants held by them or otherwise. The respective directors and officers of the Corporation and the Warrant Agent, and the Corporation’s Auditors and counsel, shall only be entitled to vote at any meeting of the Holders in respect of the Warrants held by them or which they represent by proxy.

9.11	POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(1)

to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders and/or, subject to the Warrant Agent’s prior consent, the Warrant Agent against the Corporation, or against its property, whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(2)

to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Warrant Certificates which must be agreed to by the Corporation and to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(3)

to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if Section 8.1 has been complied with;

(4)

to direct or authorize the Warrant Agent to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(5)	to waive and direct the Warrant Agent to waive any default of the Corporation hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(6)

to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates, or for the execution of any power hereunder;

(7)

to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(8)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(9)

with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new trustee or warrant agent or trustees or warrant agents to take the place of the Warrant Agent or its successor so removed.

9.12	MEANING OF “EXTRAORDINARY RESOLUTION”

(1)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who are entitled to acquire at least 20% of all the then outstanding Warrants and passed by the affirmative votes of the Holders entitled to acquire at least 66 2/3% of all the then outstanding Warrants represented at the meeting and voted on a poll upon such resolution.

(2)

If, at any such meeting, the Holders entitled to acquire at least 20% of all the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than seven days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 9.12(1) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders entitled to acquire at least 20% of all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13	POWERS CUMULATIVE

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

9.14	MINUTES

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

9.15	INSTRUMENTS IN WRITING

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders entitled to acquire at least 66 2/3% of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

9.16	BINDING EFFECT OF RESOLUTIONS

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all the Holders of Warrants, whether signatories thereto or not, and each and every Holder shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 10

NOTICES

10.1	NOTICE TO THE CORPORATION AND THE WARRANT AGENT

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by facsimile transmission:

if to the Corporation:

Newstrike Resources Ltd.

390 Bay Street

Suite 612

Toronto, Ontario

M5H 2Y2

Attention: President

Fax: (647) 660-1986

with a copy to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:    Jay Goldman

Fax:             (416) 644-9337

if to the Warrant Agent:

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention:    Vice President, Corporate Trust Services

Fax:             (416) 361-0470

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(2)

The Corporation or the Warrant Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

10.2	NOTICE TO HOLDERS OF WARRANTS

Except as herein otherwise expressly provided and subject to Section 10.3, any notice required or permitted to be given to Holders under the provisions of this Indenture shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

10.3	MAIL SERVICE INFORMATION

(1)

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Warrant Agent or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a)

in the case of the Warrant Agent or the Corporation, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 10.1 by facsimile or other means of prepaid transmitted or recorded communication; and

(b)	in the case of Holders, published once (i) in the national edition of The Globe & Mail; and (ii) in such other place or places and manner, if any, as the Warrant Agent may require.

(2)	Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to Subsection 10.3(1).

ARTICLE 11

CONCERNING THE WARRANT AGENT

11.1	WARRANT INDENTURE LEGISLATION

(1)

The expression “Indenture Legislation” means the provisions, if any, of any statute of Canada or any province thereof, and of any regulations under any such statute, relating to warrant indentures and to the rights, duties and obligations of warrant agents under warrant indentures and of corporations issuing their securities under warrant indentures, to the extent that such provisions may at the time be in force and applicable to this Indenture or the Corporation.

(2)

The Corporation and the Warrant Agent agree that each shall at all times in relation to this Indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

(3)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

11.2	NO CONFLICT OF INTEREST

The Warrant Agent represents to the Corporation that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its duties and obligations as a warrant agent hereunder. In the event of a material conflict of interest arising in the Warrant Agent’s role as warrant agent hereunder the Warrant Agent shall, as soon as practicable but in any case within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties and obligations hereunder to a successor Warrant Agent approved by the Corporation. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

11.3	REPLACEMENT OF WARRANT AGENT

(1) The Warrant Agent may resign and be discharged from all duties and liabilities hereunder by giving to the Corporation at least 30 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. If the Warrant Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Warrant Agent or any Holder may apply to a judge of a court having jurisdiction, on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Holders. Any new Warrant Agent appointed under any provision of this section must be a corporation authorized to carry on the business of a transfer agent in the Province of Ontario and, if required by the applicable warrant indenture legislation of any other province, in that other province, and must be a corporation which is independent of the Corporation and has no material conflict of interest. On any new appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurances conveyance, act or deed. If, for any reason, it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall, at the expense of the Corporation, execute the same in favour of the new warrant agent.

(2)

Any corporation into which the Warrant Agent may be merged or consolidated or amalgamated, or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to the business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under Subsection 11.3(1).

(3)	Upon the appointment of a new Warrant Agent, the Corporation shall promptly notify the Holders thereof in the manner prescribed by Section 10.2 hereof.

11.4	EVIDENCE, EXPERTS AND ADVISERS

(1)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Indenture Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2)

In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to any provision hereof or any Indenture Legislation or pursuant to a request of the Warrant Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Warrant Agent in good faith believes to be genuine.

(3)

Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate, and in respect of a corporate Holder, shall include a certificate of incumbency of such Holder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(4)

The Warrant Agent may, at the expense of the Corporation, employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with reasonable care by the Warrant Agent. For greater certainty, “counsel” means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Agent, which may or may not be counsel for the Corporation.

11.5	WARRANT AGENT MAY DEAL IN SECURITIES

Subject to Section 11.2, the Warrant Agent may buy, sell, lend upon and deal in securities of the Corporation and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

11.6	WARRANT AGENT NOT ORDINARILY BOUND

Except as otherwise specifically provided herein, the Warrant Agent shall not, subject to the provisions of Indenture Legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained.

11.7	WARRANT AGENT NOT REQUIRED TO GIVE SECURITY

The Warrant Agent shall not be required to give any bond or security in respect of the execution or administration of its duties under this Indenture or otherwise in respect of the premises.

11.8	WARRANT AGENT NOT REQUIRED TO GIVE NOTICE OF DEFAULT

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

11.9	ACCEPTANCE OF APPOINTMENT

The Warrant Agent hereby accepts its appointment as warrant agent under this Indenture and agrees to perform its duties hereunder upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

11.10	DUTIES OF WARRANT AGENT

The Warrant Agent, in exercising its powers and discharging its duties hereunder, shall:

(1)	act honestly and in good faith; and

(2)	exercise the care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances.

No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against, liability for its own gross negligence, wilful misconduct, bad faith or fraud.

11.11	ACTIONS BY WARRANT AGENT

(1)

The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Holders.

(2)

Subject only to Section 11.18, the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Holders hereunder shall be conditional upon the Holders delivering to the Warrant Agent:

(a)	a Holder’s Request or Extraordinary Resolution directing the Warrant Agent to take such act, action, or proceeding;

(b)	sufficient funds to commence or continue such act, action or proceeding; and

(c)

an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(3)

None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

11.12	PROTECTION OF WARRANT AGENT

By way of supplement to the provisions of any law for the time being relating to Warrant Agents it is expressly declared and agreed as follows:

(1)

the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 11.2) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(2)

nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(3)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)	the Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct;

(5)

the forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque; and

(6)

no duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with applicable securities laws. The Warrant Agent shall be entitled to assume that all transfers are legal and proper.

11.13	INDEMNIFICATION OF THE WARRANT AGENT

The Warrant Agent, its directors, officers, employees and agents shall at all times be indemnified and saved harmless by the Corporation from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Warrant Agent contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Warrant Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Warrant Agent. The foregoing provisions of this section do not apply to the extent that in any circumstances there has been acts of gross negligence, wilful misconduct or fraud by the Warrant Agent. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Warrant Agent.

11.14	THIRD PARTY INTERESTS

Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

11.15	NOT BOUND TO ACT

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Corporation, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

11.16	PRIVACY LAWS

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

11.17	FORCE MAJEURE

The Warrant Agent shall not be personally liable to the Corporation, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

11.18	SECURITIES AND EXCHANGE COMMISSION CERTIFICATION

The Corporation represents and warrants that it does not and is not required to file reports with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended, and covenants that, in the event that it shall begin to so file, the Corporation shall promptly deliver to the Warrant Agent a certificate of the Corporation certifying such “reporting issuer” status and other information as the Warrant Agent may require at such given time. The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenant in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 12

GENERAL PROVISIONS

12.1	EXECUTION

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

12.2	FORMAL DATE

This Indenture may be referred to as bearing the formal date of February 16, 2018 irrespective of the actual date of execution hereof.

12.3	SATISFACTION AND DISCHARGE OF INDENTURE

Upon the earlier of:

(1)	the date by which there shall have been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofore issued hereunder; and

(2)	the Expiry Time;

and if all certificates representing Common Shares, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, including full payment of any Warrant Agent’s fees and expenses, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

12.4	PROVISIONS OF INDENTURE AND WARRANTS FOR

THE SOLE BENEFIT OF PARTIES AND HOLDERS

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NEWSTRIKE RESOURCES LTD.

Per:

(Signed) “Jay Wilgar”
Authorized Signing Officer

TSX TRUST COMPANY

Per:

(Signed) “Don Crawford”
Authorized Signing Officer

Per:

(Signed) “Ian Park”
Authorized Signing Officer

SCHEDULE “A”

to the Warrant Indenture between Newstrike Resources Ltd. and TSX Trust Company dated as of

February 16, 2018

FORM OF WARRANT CERTIFICATE

[For Warrants issued to U.S. Warrantholders and required to bear the legend in Section 2.16(2), include:

“THE SECURITIES REPRESENTED HEREBY [IN THE CASE OF WARRANTS: “AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF”] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED TO THE CORPORATION AND THE CORPORATION’S WARRANT AGENT TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

“THE WARRANTS EVIDENCED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR U.S. STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”]

WARRANT CERTIFICATE NEWSTRIKE RESOURCES LTD.

(Incorporated under the laws of Ontario)	CUSIP: ●
ISIN: ●

No. ●	●
WARRANTS entitling the Holder to acquire,
subject to adjustment, one Common Share of
Newstrike Resources Ltd. for each Warrant
represented hereby.

THIS CERTIFICATE IS TO CERTIFY that for value received ● (herein referred to as the “Holder”) is the registered holder of the number of Warrants of Newstrike Resources Ltd. (the “Corporation”) stated above, and subject to adjustment and penalty provisions as set forth in the Warrant Indenture, is entitled to acquire, at any time after the date hereof and up until 5:00 p.m. (Toronto time) on the Expiry Date, upon payment of the Exercise Price of $1.75 per Common Share (as such Exercise Price may be adjusted in accordance with the terms of the Warrant Indenture from time to time), for each Warrant represented hereby, one common share of the Corporation (“Common Share”), all in the manner and subject to the restrictions and adjustments set forth in the Warrant Indenture (as hereinafter defined).

Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an indenture (which indenture together with all other instruments ancillary thereto is referred to herein as the “Warrant Indenture”) dated as of February 16, 2018 among the Corporation and TSX Trust Company (the “Warrant Agent”). Reference is hereby made to the Warrant Indenture for a full description of the rights of the holders of the Warrants, the Corporation and the Warrant Agent in respect thereof, and the terms and conditions upon which the Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Warrant Indenture. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Warrant Indenture, the Warrant Indenture shall prevail. The Corporation will furnish to the holder of this Certificate, upon request and without charge, a copy of the Warrant Indenture.

In the event that prior to the Expiry Date, the Holder has not exercised the Warrants represented hereby in accordance with the terms of the Warrant Indenture, then any Warrants represented by this Certificate which have not been so exercised shall be deemed to have expired and shall be of no further force and effect as of 5:00 p.m. (Toronto time) on the Expiry Date.

Upon exercise, the Warrants so exercised shall be void and of no value or effect.

Certificates representing the Common Shares issued upon exercise of the Warrants (reflecting any adjustments as provided herein and in the Warrant Indenture) shall, within five (5) Business Days after the Exercise Date, be mailed by the Corporation to the address of the Holder thereof last appearing on the register of Holders maintained by the Warrant Agent.

The right to acquire Common Shares may only be exercised by the Holder within the time set forth above by:

(a)	duly completing and executing the Exercise Form attached hereto;

(b)	by providing a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Corporation for the aggregate purchase price of the Common Shares so subscribed; and

(c)	surrendering this Warrant Certificate to the Warrant Agent at the principal transfer office of the Warrant Agent in the City of Toronto, Ontario,

all in accordance with Section 3.2 of the Warrant Indenture. The Holder of these Warrants may acquire any lesser number of Common Shares than the number of Common Shares which may be acquired upon exercise of the number of Warrants represented by this Certificate, in which event the Holder shall be entitled to receive a new Certificate for the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon the exercise of any Warrant(s).

The Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the offices referred to above.

Upon surrender of these Warrants, the person or persons in whose name or names the Common Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Warrant Indenture) to be the holder or holders of record of such Common Shares and the Corporation has covenanted that it will (subject to the provisions of the Warrant Indenture) cause a certificate or certificates representing the Common Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within five (5) Business Days.

The Warrant Indenture provides for adjustments to certain rights of holders including the number of common shares issuable upon exercise of the Warrants upon subdivision, consolidation or reclassification of the Common Shares or any reclassification, capital reorganization, amalgamation or merger of the Corporation and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Corporation. The Holder should refer to the Warrant Indenture which provides for adjustments in certain other events.

The terms and conditions relating to the Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Warrant Indenture. The Warrant Indenture contains provisions making binding upon all Holders of Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants.

The holding of the Warrants evidenced by this Certificate shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Corporation except such rights as may be provided in the Warrant Indenture or in this Certificate.

The Holder of this Certificate may, upon compliance with the reasonable requirements of the Warrant Agent and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Common Shares as are issuable under this Certificate.

The Warrants evidenced by this Certificate may only be transferred in accordance with applicable securities laws and upon due execution and delivery to the Warrant Agent of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Warrant Indenture and compliance with such other reasonable requirements as the Warrant Agent may prescribe.

These Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless the Warrants and the Common Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Certificates representing Common Shares issued in the United States or to U.S. Persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. “United States” and “U.S. Person” are as defined in Regulation S under the U.S. Securities Act.

This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent under the Warrant Indenture.

The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in his name and all documents relating to such Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu’il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s’y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed as of the _____ day of ___________________, 2018.

NEWSTRIKE RESOURCES LTD.

By:

Authorized Signing Officer

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture.

TSX TRUST COMPANY Warrant Agent, Toronto, Ontario

By:

Authorized Signing Officer

EXERCISE FORM

To:	NEWSTRIKE RESOURCES LTD.
And To:	TSX TRUST COMPANY

(1)

The undersigned hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below at the applicable Exercise Price, such Common Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Indenture.

(2)	The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐

The undersigned holder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; (c) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (d) did not receive an offer to exercise the Warrants in the United States; and (e) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares occurred in an “offshore transaction” (as defined under Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)); or

B. ☐

The undersigned holder is the original U.S. Warrantholder and (a) purchased the Units directly from the Corporation pursuant to the a duly executed subscription agreement for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was, on the date the Units were purchased from the Corporation, has continued to be and is on the date of exercise of the Warrants, an “accredited investor” within the meaning of Rule 501(a) under the U.S. Securities Act; and (d) all the representations, warranties and covenants set forth in the original written and duly executed subscription documents made by the undersigned for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date hereof; or

C. ☐

The undersigned holder is the original U.S. Warrantholder and (a) purchased the Units directly from the Corporation pursuant to the a duly executed qualified institutional buyer letter for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was, on the date the Units were purchased from the Corporation, has continued to be and is on the date of exercise of the Warrants, a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act; and (d) all the representations, warranties and covenants set forth in the original written and duly executed subscription documents made by the undersigned for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date hereof; or

D. ☐

The undersigned holder has delivered to the Warrant Agent an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the exercise of the Warrants and the issuance of the Common Shares does not require registration under the U.S. Securities Act or any applicable state securities laws.

Note:

The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B above is checked.

The undersigned hereby irrevocably directs that the Common Shares be issued and delivered as follows:

Number of
Name in full	Address (include Postal Code)	Common Shares

(Please print full name in which certificate(s) are to be issued.)

Dated this _______ day of ________________________, ____________.

Signature Guaranteed	Signature of Registered Holder

Name of Registered Holder

☐

Please check box if certificates representing these Common Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address set forth above .

Instructions:

The registered holder may exercise his right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised, together with the applicable payment therefor, to TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1. Certificates for Common Shares shall be delivered or mailed within five (5) Business Days after the exercise of the Warrants.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

If Box D is checked, any opinion tendered must be in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel in connection with the exercise of Warrants should contact the Corporation in advance to determine whether any opinions to be tendered will be acceptable to the Corporation.

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES

LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL

COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To:	NEWSTRIKE RESOURCES LTD.
And	To: TSX TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________ (the “transferee”), ________ Warrants represented by this Warrant Certificate and does hereby irrevocably appoint ____________________as its attorney with full power of substitution to transfer the said Warrants on the appropriate register of the Warrant Agent.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐

The transferee (i) is not in the United States and is not acquiring the Warrants on behalf of or for the account or benefit of a person in the United States; and (ii) is not a “U.S. person” (a “U.S. Person”), as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not acquiring the Warrants on behalf of or for the account or benefit of a “U.S. Person”.

B. ☐

The undersigned has delivered to TSX Trust Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, including, if required by the Corporation, evidence that the transferee is an accredited investor in accordance with applicable securities laws and regulations.

Note: The undersigned understands that unless Box A above is checked, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B above is checked.

DATED this ______ day of __________________________, ____________.

Signature Guaranteed	Signature of Registered Holder

Name of Registered Holder

(The following to be completed by the transferee)

The undersigned acknowledges that it shall notify the Corporation prior to any exercise or deemed exercise of the Warrants if the representations, warranties and certifications contained in this Transfer Form are no longer true and correct.

Signature Guaranteed	Signature of Transferee

Date	Name of Transferee (Please Print)

Instructions:

Signature of the Holder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.`

If the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws, this Transfer Form must be accompanied by either (i) a properly completed and executed declaration for removal of legend, together with such other documents or instruments as the Corporation may require, which may include an opinion of counsel of recognized standing, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws or (ii) an opinion of counsel of recognized standing, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Warrant Indenture. The transfer of Warrants may result in the Common Shares received upon the exercise of the Warrants not being freely tradable in the jurisdiction of the purchaser.

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	[●]
AND TO:	Newstrike Resources Ltd. (the “Corporation”)

The undersigned (A) acknowledges that the sale of _______________________ of the Corporation represented by certificate number _____________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market (such as the TSX Venture Exchange, the Toronto Stock Exchange or the Canadian Securities Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale was bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale was not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

The undersigned understands that the Corporation, the warrant agent and others are relying upon the representations contained in this declaration. The undersigned agrees to and does hereby indemnify and hold the Corporation, the warrant agent, the undersigned’s broker-dealer (if any), and their directors, officers, employees, agents and legal counsel (each an “Indemnified Party”) harmless from and against any claim against any Indemnified Party and against any other loss, cost, damage or expense to any Indemnified Party as a result of the material inaccuracy of any representation made by the undersigned in this Declaration, including, without limitation, all expenses, reasonable attorney’s fees and court costs.

Dated: _______________________________	X
Authorized signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory (please print)

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

_____________________________________

Name of Firm

By:
Authorized officer

Date: ______________________